CUSIP No. 739308 10 4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 9)*
Power-One, Inc.

(Name of Issuer)
Common Stock

(Title of Class of Securities)
739308104

(CUSIP Number)
David A. Knight, c/o Stephens Inc.,111 Center Street, Little Rock, AR 72201, (501) 377-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
March 13, 2008

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren A. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		5,102,451*

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		595,619

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		5,102,451*

WITH	10	SHARED DISPOSITIVE POWER

595,619

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,698,070*

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.5

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
*Includes 500,000 shares of the Common Stock which may be acquired upon the exercise of warrants exercisable within sixty days of the date hereof. Such warrants are owned by PWER Bridge, LLC, an affiliate of reporting person.

CUSIP No. 739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Jackson T. Stephens Trust No. One

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		143,389

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		143,389

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

143,389

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.2

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren & Harriet Stephens Children’s Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		220,939

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		220,939

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

220,939

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.3

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet Calhoun Stephens Trust

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		85,348

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,348

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,348

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Harriet C. Stephens

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		85,348

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		85,348

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

85,348

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Warren Miles Amerine Stephens Trust UID 9/10/86

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) John Calhoun Stephens Trust UID 12/01/87

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Laura Whitaker Stephens Trust UID 12/28/90

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Arkansas

	7	SOLE VOTING POWER

NUMBER OF		130,171

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		-0-

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		130,171

WITH	10	SHARED DISPOSITIVE POWER

-0-

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

130,171

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

OO

CUSIP No. 739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Douglas H. Martin

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		92,317

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		20,797

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		92,317

WITH	10	SHARED DISPOSITIVE POWER

		20,797

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	113,114

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.1

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No. 739308104

1	NAME OF REPORTING PERSONS I.R.S. Identification No. of Above Persons (entities only) Curtis F. Bradbury, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	Not applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	Arkansas

	7	SOLE VOTING POWER

NUMBER OF		318,668

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		241,736

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		318,668

WITH	10	SHARED DISPOSITIVE POWER

		241,736

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	560,404

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☑

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	0.6

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.      739308104
Introductory Statement
This Amendment No. 9 to Schedule 13D relates to the common stock, par value $.001 per share (the “Common Stock”), of Power-One, Inc. (“Power One”). This Amendment No. 9 amends and supplements (i) the Schedule 13D initially filed by the reporting persons on June 11, 1998, (ii) Amendment No. 1 to the Statement filed by the reporting persons on October 28, 1999, (iii) Amendment No. 2 to the Statement filed by the reporting persons on June 19, 2000, (iv) Amendment No. 3 to the Statement filed by the reporting persons on August 7, 2000, (v) Amendment No. 4 to the Statement filed by the reporting persons on November 30, 2000, (vi) Amendment No. 5 to the Statement filed by the reporting persons on December 7, 2001, (vii) Amendment No. 6 to the Statement filed by the reporting persons on March 13, 2003, (viii) Amendment No. 7 to the Statement filed by the reporting persons on February 14, 2008, and (ix) Amendment No. 8 to the Statement filed by the reporting persons on March 13, 2008 (collectively, the “Prior Filings” and collectively with this Amendment No. 9, this “Statement”). Unless otherwise defined herein, capitalized terms used herein shall have the meanings ascribed thereto in the Prior Filings. Except as specifically provided herein, this Amendment No. 9 does not modify any of the information previously reported in the Prior Filings.
ITEM 4. PURPOSE OF TRANSACTION.
     Item 4 is amended and restated to read in its entirety as follows:
In a Schedule 13-G dated March 12, 2008, Bel Fuse, Inc. (“Bel Fuse”) filed a copy of a letter, dated March 10, 2008, that it had sent to Power-One to request a meeting with Power-One to discuss the strategic fit between Bel Fuse and Power-One. It is the reporting persons’ position that senior management of Power-One should meet with representatives of Bel Fuse to discuss how Bel Fuse and Power-One might work together for the benefit of both companies and their respective customers, shareholders and employees . Further, based on the reporting persons’ knowledge of and prior business dealings with both Power-One and Bel Fuse, the reporting persons believe that there could be substantial benefits to a business combination of Power-One and Bel Fuse.
On March 13, 2008, the reporting persons advised management of Power-One that (i) the reporting persons believe Power-One should engage in discussions with Bel Fuse regarding a possible transaction and (ii) the reporting persons are of the opinion that failure to engage in such discussions would be opposed to the best interests of Power-One shareholders.
The reporting persons have also advised Power-One management that the reporting persons should no longer be viewed as passive investors, and that the reporting persons intend to take a more activist stance in support of their position that Power-One should actively consider its strategic alternatives to enhancing shareholder value, including a possible business combination with Bel Fuse. In that regard, the reporting persons may in the future seek to communicate with the Board of Directors and executive management of Power-One and communicate, both publicly and privately, with other shareholders or third parties, to discuss the reporting persons’ views on Power-One’s current position with respect to the Bel Fuse request, the reporting persons’ belief that it is now time for Power-One to review strategic alternatives and to discuss potential strategies that Power-One might pursue for maximizing shareholder value.
There can be no assurance as to whether the reporting persons will take any action with respect to their ownership of Power-One’s Common Stock, or enter into any discussions with respect to their investment.
In reaching any conclusions regarding their investments, the reporting persons will take into consideration a variety of factors, including, but not limited to, Power-One’s operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the reporting persons and other investment considerations.
Except as noted above, the reporting persons, at this time, do not have any plans or proposals which relate to or would result in (i) any extraordinary corporate transactions involving Power-One or (ii) any of the other actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13-D.
The reporting persons reserve the right to change their intent at any time and to formulate other plans and/or make other proposals, and take such actions with respect to their investment in Power-One, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13-D.

CUSIP No.      739308104
ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.
     Agreement to File Joint Schedule 13D

CUSIP No.      739308104
SIGNATURES
          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date March 17, 2008

/s/ David A. Knight

David A. Knight, as attorney in fact for Jackson T. Stephens Trust No. One, Warren A. Stephens, Warren & Harriet Stephens Children’s Trust, Harriet C. Stephens Trust, Harriet C. Stephens, Warren Miles Amerine Stephens Trust, John Calhoun Stephens Trust, Laura Whitaker Stephens Trust, Douglas H. Martin, and Curtis F. Bradbury, Jr.